December 22, 2006



Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Amendment No. 1 to Form S-3
         Filed on November 14, 2006
         File No. 333-137849

         Form 10-KSB/A for the fiscal year ended June 30, 2006
         File No. 0-09347

Dear Ms. Jacobs:

Alanco received your comment letter dated December 12, 2006 pertaining to a review by the SEC of our Amendment No. 1 to Form S-3 filed on November 14, 2006. In addition to the Form S-3, the comments referenced our Form 10-KSB indicated above. We have filed a marked copy of our Amendment No. 2 to Form S-3 and our Amendment No. 2 to Form 10-KSB modifying the documents as requested.

Presented below are the SEC comments specified in the December 12, 2006 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted.

General

1. Please be advised that pending comments relating to the Schedule 14A Proxy Statement must be resolved before we can act favorably upon a request for acceleration of the Form S-3.

We are aware that we must resolve pending comments to our Proxy Statement prior to requesting acceleration of our Form S-3. The amended Proxy Statement in response to the SEC's comments was filed on December 21, 2006, as well as amendments to our Form 10-KSB and Form 10-QSB for the period ended September 30, 2006, which were also addressed in the SEC's October 11, 2006 comment letter pertaining to our Proxy Statement.

Cover Page

2. Please remove from the cover page the reference to the reverse split as the cover page disclosure must be limited to the requirements of Item 501 of Regulation S-B. You may include this disclosure in the summary section or elsewhere in the prospectus, as appropriate.

We have moved the paragraph regarding the reverse split from the cover page to the summary section.

Risk Factors, page 5

3. Please refer to prior comments 3, which we reissue. We note your revisions to this section; however, the disclosure is still in need of revision. As previously indicated, each risk factor should begin with a subheading that succinctly characterizes the discussion that follows and specifically identifies the risk you wish to highlight. Please revise this section to provide descriptive risk factor subheadings for each discrete risk you identify. See sample comments #36 and #38 in Staff Legal Bulletin 7A, which is publicly available on our website at www.sec.gov, for guidance. In addition, please be sure to differentiate the heading of each risk factor from the body of the risk factor, such as by using bold text or capitalization.

We have revised the Risk Factors section of our Form S-3 to describe specific risk factors as they relate to our particular business. While our printed copy of the S-3 has the subheadings differentiated by using bold, italicized and underlined format, our edgarized copy in ASCII format does not display these differences. We have revised the Risk Factors section of our edgarized submission to emphasize the subheadings with the use of all caps.

Form 10-K/A for the fiscal year ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

4. Please refer to prior comment 13 through 16. We note your revisions to this section; however, the revised disclosure is not responsive to the issues raised. For example, you state on page 10 that "State governments are considering ... applying for federal grants" under programs you list to finance the adoption of RFID technology. You suggest, though you do not explicitly state, that a reason for the drop in revenues in the RFID Technology segment is the high cost of the RFID technology, which customers are unable to finance. Has there been a change in the prices charged for your products and services such that they are surpassing your customers' purchasing ability? If not, why is purchasing power now a factor in the decrease in sales? Was the decrease in sales due instead to a decrease in volume sold? Your discussion of the complexity of the process and customers' ability to pay for the product does not directly address that you experienced a drop in sales over the prior year. What factors changed in fiscal year 2006 from fiscal year 2005 or is the decrease part of a discernable trend from 2005 to 2006? It is still unclear from your disclosure why management believes sales in RFID technology dropped 23%.

Please note our revisions to the Results of Operations section regarding revenues in the RFID Technology segment under Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations. We have revised our Form 10-KSB in response to your prior Comment 13 to indicate that through meetings with various state governments who are potential buyers of our RFID technology, the state governments are expressing interest in obtaining funding for our product through various grant programs.

As our revision states, revenue for 2005 for the RFID Technology segment was primarily composed of one single installation. There were no significant RFID installations in fiscal 2006, resulting in the 23% drop in revenue. The reduction in revenue was due to a decrease in volume of products sold. We do not believe this decrease is a trend, but rather due to the slow, lengthy process to complete a sale.

We have not expressed in our Form 10-KSB that the reason for the drop in revenues is due to the high cost of the RFID technology, but rather that it has been our experience that government sales require a lengthy procurement process to complete a sale. We have not made any significant change in the pricing of our product. It is not the high cost of the product that delays purchases, but rather a matter of the state governments prioritizing their purchasing decisions. We believe the addition of grant money available to state governments for use in funding a TSI PRISM RFID system will enhance future sales opportunities.

We believe that through our disclosure in the Form 10-KSB we have adequately explained to the reader the reason for the decline in revenues from the RFID Technology segment from 2005 to 2006, while at the same time reaching a balance between informing the reader and maintaining control of competitive information.

5. We reissue prior comment 14. In response to our comment inquiring about how the product mix changed, you added merely that they changed to "higher margin products." This added language does not respond to our comments regarding the reasons for the change and is vague as to the nature of the changes made. Please explain what products were dropped from the mix and what higher margin products were added and the reasons for these changes.

We have revised our Form 10-KSB under Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations in response to your comments to indicate that there was no significant change in the product mix. The gross margin only increased by 1.1%. As explained in the Form 10-KSB, our Data Storage segment is constantly changing the product mix to meet customer demands. Again, we believe there should be a balance between informing the reader and providing competitive information regarding margins for particular products.

6. Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and gross profit, sales and marketing, research and development and general and administrative. As one example only, quantify the factors you cite as reasons for the increase in operating loss on page 10, namely "increased operating losses in the RFID Technology segment and a reduction in operating income in the Data Storage segment, offset by a decrease in corporate expenses." Quantify all offsetting factors as well. See Section III.D of SEC Release 33-6835.

We have made revisions throughout Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-KSB to quantify financial changes and factors contributing to those changes.

Liquidity and Capital Resources

7. Please refer to prior comment 17. Tell us whether you have entered into a definitive agreement with respect to the $4 million debt financing, which you indicate "was expected to be completed by September 30, 2006." If it has not been completed and you do not currently have sufficient cash funds to complete the year, please revise the risk factor disclosure in the pending registration statement to provide specific information regarding the number of months your current cash resources will fund operations, how much additional capital you will require to complete the year.

We have revised the Liquidity and Capital Resources section of our Form10-KSB to indicate that the agreement with respect to the $4 million debt financing was completed on September 28, 2006. Included in the section is Management's assessment as to the future capital requirements of the Company.

If you have any questions, please contact John Carlson directly at 480-505-4869 or Adele Mackintosh directly at 480-505-4857.

Sincerely,

/s/ John A. Carlson                                  /s/ Adele L. Mackintosh

John A. Carlson                                      Adele L. Mackintosh
Executive VP and CFO                                 Corporate Secretary